Agibank Closes Second FIDC Structuring, Raises R$2.5 Billion

Transaction represents another funding lever to support the growth of the bank’s credit portfolio.

São Paulo, Brazil, April 27, 2026 – Agibank, a bank that operates a hybrid platform combining the efficiency and scalability of digital with the proximity and service of a physical presence, announces the closing of its second FIDC (Credit Rights Investment Fund). Agibank is a subsidiary of Agi Inc. (NYSE: AGBK) (“Agi”).

With a total volume of R$2.5 billion and a maximum term of 10 years, the proceeds raised will be used to fund the bank’s credit operations. This is Agibank’s second FIDC structuring, following the first transaction in May 2025, and represents another funding diversification lever to support the growth of the bank’s credit operations.

Backed by payroll-deductible loan contracts originated by Agibank, the transaction was distributed to the market and saw demand from professional investors. It was issued in a single tranche at a rate of CDI + 1.05% per year.

“We are a very active player in the Brazilian credit market and are becoming increasingly relevant. Issuances like this give us greater visibility and the access to funding required to scale in a segment in which we are specialists: secured lending for Brazilian consumers. Confidence from the market also allows us to capitalize on these opportunities regardless of the macroeconomic environment,” said Marcello Dubeux, Chief Financial Officer and Investor Relations Officer at Agi.

Agibank Asset Management acted as co-manager of the fund alongside Oliveira Trust, which was responsible for administration and management. The transaction received a ‘AAA.br’ credit rating from Moody’s.

“The structuring of our second FIDC, with a committed line of R$2.5 billion, is a milestone for our liabilities management. In a challenging environment in both the local and international markets, having this liquidity channel contracted and available is not only a safeguard but also a competitive advantage for Agi. It gives us the predictability needed to maintain our pace of credit origination,” said Glauber Correa, CEO of Agibank.

The transaction comes two months after Agi’s Initial Public Offering on the New York Stock Exchange (NYSE), capitalizing on the company’s growth momentum and delivery of sustainable results. Agibank’s total credit portfolio reached R$34.9 billion at the end of 2025, representing 44% growth during the year.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines the best of both worlds: a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. This approach enables us to attract more customers, build long-lasting relationships, and strengthen our growth trajectory.

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